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FORM 11-K—For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                               to

Commission file number 001-15925

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

COMMUNITY HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3893191 (I.R.S. Employer Identification Number)
155 Franklin Road, Suite 400 Brentwood, Tennessee (Address of principal executive offices)	37027 (Zip Code)
Registrant's telephone number, including area code:	(615) 373-9600

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:
Schedule of Assets (Held at End of Year)	8
SIGNATURES	9
EXHIBIT INDEX	10
INDEPENDENT AUDITORS' CONSENT	11
CERTIFICATIONS	12-13

Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Participants and the Retirement Committee of Community Health Systems, Inc. 401(k) Plan Brentwood, Tennessee

        We have audited the accompanying statements of net assets available for benefits of Community Health Systems, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the 2002 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Nashville, Tennessee
June 13, 2003

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS
Investments:
Investments	$80,839,363	$71,647,193
Participant notes receivable	2,093,309	1,565,974

Total investments	82,932,672	73,213,167

Receivables:
Participant contributions	901,558	631,327
Employer matching contribution	5,475,028	3,900,626

Total receivables	6,376,586	4,531,953

TOTAL ASSETS	89,309,258	77,745,120

LIABILITIES
Forfeitures in suspense	115,389	80,132
Participant paid fees	89,509	73,409
Excess participant contributions	171,076	—

NET ASSETS AVAILABLE FOR BENEFITS	$88,933,284	$77,591,579

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Additions (deductions) to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(14,256,387)	$(7,325,456)
Interest	132,896	122,110
Dividends	1,474,999	1,315,573

Total investment loss	(12,648,492)	(5,887,773)

Contributions:
Participant	24,361,934	18,196,614
Employer Basic	348,500	—
Employer matching	5,485,195	3,900,626

Total contributions	30,195,629	22,097,240

Total additions	17,547,137	16,209,467

Deductions from net assets attributed to:
Benefits paid to participants	5,172,246	5,473,942
Forfeitures in suspense	115,389	80,132
Participant paid fees	334,942	167,577
Excess participant contributions	582,855	—

	6,205,432	5,721,651

Net increase	11,341,705	10,487,816
Net assets available for benefits:
Beginning of year	77,591,579	67,103,763

End of year	$88,933,284	$77,591,579

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.     DESCRIPTION OF THE PLAN

        General.    Effective February 1, 1987, Community Health Investment Corporation, a wholly-owned subsidiary of Community Health Systems, Inc. (the "Company"), adopted and approved the creation of the Community Health Systems, Inc. 401(k) Plan, (the "Plan"). Subsequently, the Plan was adopted by the Company and its wholly-owned subsidiaries. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except forfeitures of any unvested portion of a participant's "Matching Account", which may offset future Company contributions. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

        For those participating facilities of the Company, including the corporate offices, participation in the Plan is available to primarily all full-time employees after completion of six months of eligible service, as defined in the Plan document, or upon reaching his/her 21st birthday, whichever is later. Company employment includes all previous service with an acquired employer. All employees of the Company are entitled to participate except individuals covered by a collective bargaining contract and those employees covered by other retirement plans to which the Company is required to contribute.

        Brandywine was acquired on June 1, 2001 and commenced participation in the Plan on July 1, 2001. Red Bud Regional Hospital was acquired September 1, 2001, and Jennersville Regional Hospital was acquired on October 1, 2001. Both hospitals began participation in the Plan on October 1, 2001. Easton Hospital was acquired on October 1, 2001, and South Texas Regional Medical Center was acquired on November 1, 2001. Both hospitals began participation in the Plan on January 1, 2002.

        Gateway Regional Medical Center was acquired and commenced participation into the Plan on January 1, 2002. Helena Regional Medical Center was acquired on March 1, 2002 and commenced participation into the Plan on April 1, 2002. Plateau Medical Center was acquired on June 30, 2002 and commenced participation into the Plan on August 1, 2002. Lock Haven was acquired on August 1, 2002 and commenced participation into the Plan on September 1, 2002. Salem Memorial Hospital was acquired on October 1, 2002 and commenced participation into the Plan on that date. Lake Wales Medical Center was acquired on December 1, 2002 and commenced participation into the Plan on January 1, 2003.

        Administration.    The Plan is administered by the Company's Retirement Committee of not less than three persons, all appointed by the Company's Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan, including the selection of the trustee. Scudder Trust Company ("Trustee") serves as trustee for the Plan. The Trustee holds, invests and administers the trust assets and contributions of the Plan.

        Contributions.    Eligible employees electing to participate in the Plan may make contributions by payroll deductions of 1% to 15% of basic compensation as defined in the Plan document, to the extent not exceeding Internal Revenue Service ("IRS") imposed limitations on contributions ($11,000 for 2002 and $10,500 for 2001 Plan years). Employee contributions beyond specific Plan thresholds are reimbursed to the participants and classified as excess participant contributions in the financial statements. Prior to each Plan year, employer contribution percentages are determined by the Plan Administrator. Employer matching contributions for 2002 and 2001 were 33 1/3% of the first 6% of eligible compensation the employee contributes to the Plan.

        Participant Accounts.    The Retirement Committee utilizes the services of an outside firm to maintain individual accounts of each participant and record separately all activity as follows:

          "The Deferred Account" The value of participants' employee contributions and earnings on those contributions are maintained in this account.

          "The Rollover Account" The value of any rollover contributions from another qualified plan and associated earnings are maintained in this account.

          "The Matching Account" The value of matching contributions made by the Company on behalf of participants and associated earnings are maintained in this account.

        Effective July 1, 2002, a revision was made to the 401(k) plan for Easton Hospital employees. Non-union participants in the Easton 401(k) plan who were employed prior to 7/1/2001 received a $500 one-time start-up contribution and are eligible for an employer match of 50% of the first 6% of eligible compensation the employee contributes to the Plan. Union employees are not eligible for any employer contributions. All new enrollees into the Easton plan will be eligible for the 50% match.

        Vesting.    The balance in the participants' Deferred and Rollover Accounts is at all times fully vested and nonforfeitable. A participant becomes 20% vested in his "Matching Account" after three years of service and an additional 20% for each year of service thereafter until fully vested. A participant is credited with one year of service if he/she works 500 or more hours during the Plan year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant's Matching Account. These forfeitures shall be applied to reduce the Company's matching contribution payments made to the Plan in future periods. Forfeitures of $140,289 and $93,236 were applied against the Company's matching contribution payments for the years ended December 31, 2002 and 2001, respectively.

        Payment of Benefits.    A participant or his/her designated beneficiary is entitled to a distribution of the total value of his/her accounts upon his/her retirement at age 65, becoming totally and permanently disabled or death. Upon the termination of employment of a participant before reaching his/her 65th birthday for reasons other than death, he/she is entitled to receive the total value of his/her Deferred and Rollover Accounts and the vested portion of his Matching Account. While the participant is employed, he/she can withdraw only in the event of financial hardship. Such withdrawals are limited to the value of his/her Deferred and Rollover Accounts and the vested portion of his Matching account. The Retirement Committee shall require a participant requesting a hardship withdrawal to submit proof which demonstrates an immediate and heavy financial need which cannot be reasonably satisfied from other resources of the participant.

        Funding.    The Company shall transfer to the Trustee, as soon as practical, the full matching contribution after the close of the Plan year.

        Investments Options.    Contributions to the Plan shall be invested by the Trustee according to the participant's instruction in one or in a combination of several fund options. Participants may change their investment election or initiate transfers between funds on a monthly basis by giving notice to the Plan administrator.

        Plan Termination.    Although it has not expressed any intent to do so, the Company's Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of Plan termination, participants will become 100% vested in their respective accounts.

        Participant Notes Receivable.    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan

Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Trustee. Interest rates range from 4.25% to 10.5% as of December 31, 2002. Principal and interest is paid ratably through payroll deductions.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting.    The Plan's financial statements are prepared under the accrual method of accounting.

        Use of Estimates.    The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

        Valuation of Investments.    The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Expenses.    The participants of all funds are charged with expenses in connection with the purchase and sale of shares in each respective fund. In July 2001, the participants in the plan began being charged a per-participant administrative fee. Participants paid $334,942 and $167,577 in administrative costs to Scudder in 2002 and 2001, respectively. All other expenses incurred in the administration of the Plan are borne by the Company. The Company paid $185,260 and $105,313 for Plan expenses in 2002 and 2001, respectively.

        Payment of Benefits.    Benefits are recorded when paid.

3.     TAX STATUS

        The Plan received a determination letter dated January 27, 2003, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Internal Revenue Code ("the Code").

4.     INVESTMENTS

        Investments that represent five percent or more of the net assets available for benefits as of December 31, 2002 and 2001 are as follows:

Investment	Fair Value
December 31, 2002:
Scudder Stable Value Fund II	$14,247,975
Scudder Total Return-A	13,124,778
Scudder Stock Index Fund	11,517,210
Scudder Income-A	8,010,780
Scudder Contrarian-A	7,741,616
CHS Stock Fund	5,928,244
December 31, 2001:
Scudder Total Return-A	$14,612,503
Scudder Stock Index Fund	13,442,715
Scudder Stable Value Fund II	9,749,999
Scudder Contrarian-A	8,438,601
Scudder Income-A	6,695,897

5.     SUBSEQUENT EVENTS

        The Plan was amended on January 1, 2003 so that effective May 12, 2003, a reporting person, defined as (a) a director, (b) the direct or indirect beneficial owner of more than 10% of any class of any equity security of the Employer which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or (c) certain officers who have been so designated registrant affiliate of the Employer, who is required to file a statement with the SEC pursuant to Section 16 of the Exchange Act, must have (i) any portion of their account invested in the Company Stock Fund liquidated and the proceeds invested in the investment options available to the Plan in accordance with their investment elections, and (ii) no portion of their account invested in the Company Stock Fund.

******

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Scudder Investments	Scudder Stable Value II	$14,247,975
*	Scudder Investments	Scudder Income-A	8,010,780
*	Scudder Investments	Scudder Pathway Conservative-A	547,111
*	Scudder Investments	Scudder Pathway Growth-A	707,721
*	Scudder Investments	Scudder Pathway Moderate-A	867,796
*	Scudder Investments	Scudder Total Return-A	13,124,778
*	Community Health Systems, Inc. (CHS)	CHS Company Stock Fund	5,928,244
	Franklin Templeton	Franklin Sm-Mid Cap Growth-A	1,748,557
	Invesco	Invesco Dynamics Fund	1,853,435
	Janus	Janus Worldwide Fund	3,479,437
*	Scudder Investments	Scudder Blue Chip-A	2,923,972
*	Scudder Investments	Scudder Contrarian-A	7,741,616
*	Scudder Investments	Scudder Dreman High Rtn Eqty-A	2,699,738
*	Scudder Investments	Scudder Global Discovery-A	2,370,692
*	Scudder Investments	Scudder Stock Index Fund	11,517,210
*	Scudder Investments	Scudder Technology-A	3,070,301
		Participant notes receivable with interest rates ranging from 4.25% to 10.5% and maturities ranging from January 1, 2003 to August 29, 2014.	2,093,309

			$82,932,672

*
Identified party-in-interest

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. 401(k)
Date: June 27, 2003	By:	/s/ WAYNE T. SMITH Wayne T. Smith Chairman of the Board President and Chief Executive Officer
Date: June 27, 2003	By:	/s/ W. LARRY CASH W. Larry Cash Executive Vice President and Chief Financial Officer
Date: June 27, 2003	By:	/s/ T. MARK BUFORD T. Mark Buford Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit Number	Description
23	Independent Auditors' Consent
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001
COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001
COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001
COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002
SIGNATURES
EXHIBIT INDEX